10/21

04045685

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME G. Accion

*CURRENT ADDRESS

PROCESSED

NOV 01 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4590

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 10/25/04

82-4590

Informe Anual 2003 Annual Report

G.ACCION®

RECEIVED
2004 OCT 21 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

AR/S
12-31-03



2003 fue un año de retos y nuevas líneas de negocios
que nos han ayudado a seguir consolidando la estrategia
del grupo con miras hacia un mejor futuro.

Así como el jinete y el caballo forman un mismo equipo,
coordinado, con la misma visión y en busca de una meta,
el equipo de G. Acción trabaja de la misma manera,
buscando continuar con el liderazgo que nos caracteriza,
mediante estrategias de cambio, inteligentes y de innovación.
El resultado ha sido, una mejor compañía para nuestros
inversionistas, clientes y colaboradores.

*2003 was a year of challenges and of new lines of business,
which have allowed us to continue the consolidation
of the group s strategy towards a better future.*

*At G. Accion we work as a team. Just like horse and its rider
form a single coordinated unit with a common vision and goal,
at G. Accion we have sought to maintain our characteristic
leadership through smart and innovative change strategies.
The result has been a better company for our investors,
clients and fellow workers.*

Informe Anual 2003 Annual Report

valor
liderazgo
fortaleza
strength
commitment
efficiency
compromiso
leadership

G.ACCION

El 2003 fue un año de retos. A pesar del lento crecimiento económico y del deterioro de aspectos fundamentales en algunos sectores en los que participamos, este año obtuvimos buenos resultados financieros y, lo que es más importante, consolidamos nuestra estrategia de aprovechar los sectores en crecimiento al cambiar las actividades de la empresa.

Consolidamos importantes relaciones institucionales, mismas que nos convirtieron en un vehículo para el capital institucional interesado en el sector inmobiliario en México.



Pablo Escandón Cusi
Luis Gutiérrez Guajardo

G. Acción mantiene su liderazgo en este sector. Logramos administrar el portafolio más importante de México y crecer hasta rebasar los 8 millones de pies cuadrados.

En últimas fechas completamos una de las más grandes transacciones inmobiliarias en México al vender nuestro portafolio industrial consistente de 5.5 millones de pies cuadrados a un precio de 296 millones de dólares a La Salle/Calpers, con lo cual concluimos exitosamente la asociación industrial iniciada con The Peabody Group en 1999. El resultado fue un rendimiento mayor al esperado, tanto para los accionistas de Peabody como para los de G. Acción.

En lo que respecta al sector de oficinas corporativas, demostramos nuestro liderazgo y logramos mantener un nivel de ocupación de 94%, a pesar del debilitamiento de los aspectos fundamentales del sector, que presentó un nivel promedio de 80%.

EL CAMBIO DE NUESTRAS ACTIVIDADES HACIA SECTORES EN CRECIMIENTO

La empresa decidió dar un giro a sus actividades y participar de nuevo en sectores que había dejado atrás y en otros en los que no había incursionado en el pasado. Dicha estrategia tuvo como resultado una combinación de rendimientos a corto y largo plazo para la empresa, mismos que fortalecerán el desempeño financiero de la misma. A lo largo del año 2003, se conjuntaron una serie de eventos que dieron forma a las condiciones de mercado ideales para G. Acción. La apertura de líneas de crédito al consumo, mismas que fueron prácticamente canceladas en 1994 y reestablecidas en el año 2000, provocaron el crecimiento del mercado minorista. A medida que los consumidores ejercieron su creciente poder adquisitivo, comenzó una nueva expansión de los centros comerciales con tiendas de autoservicio como ancla. A pesar de que el sector manufacturero se vio afectado seriamente por un éxodo de empleos a países con costos de mano de obra más bajos, como China por ejemplo, la economía mexicana se vió impulsada por la mejora en la situación del mercado estadounidense. Surgió una creciente necesidad de centros de distribución y de parques industriales para abastecer la creciente demanda de bienes y servicios en las regiones densamente pobladas como el Distrito Federal. Si consideramos que una ciudad con 20 millones de habitantes tiene un mercado industrial del tamaño de la ciudad de Reno, podemos apreciar claramente la oportunidad en este sector. En el terreno de la vivienda, los bancos comerciales compitieron por su participación del creciente mercado de préstamos hipotecarios, mientras que el mercado de medianos ingresos aprovechó las hipotecas disponibles a intereses bajos, una oportunidad que no se presentó entre 1994 y 2000. Las condiciones eran ideales para que G. Acción llevará a cabo la estrategia que había venido preparando desde 2002: aprovechar la creciente demanda de vivienda dada la falta de hipotecas.

Como resultado de dichos cambios, decidimos concentrarnos en la construcción de un portafolio de centros de distribución en los principales mercados mexicanos. Por segunda ocasión, decidimos regresar al desarrollo de centros comerciales con tiendas de autoservicio funcionando como ancla; y, por primera vez, al desarrollo y venta de vivienda media.

SOCIOS DE CLASE MUNDIAL

La visión de la empresa es ser el principal vehículo para la canalización de capital institucional en el sector inmobiliario mexicano, aportando a la industria soluciones para satisfacer las necesidades de los clientes tanto nacionales como internacionales por medio de adquisiciones, desarrollo, administración y disposición de los activos de propiedades a lo largo del país.

Nuestra fórmula para alcanzar el éxito ha sido financiar transacciones por medio de co-inversiones con socios de capital y mediante la reorientación estratégica de capital. Lo anterior le ha permitido a G. Acción incrementar su portafolio así como conservar a sus clientes importantes como Sony, General Electric, entre otros. Nuestro objetivo es aumentar el valor de los activos de cada inversión para nuestros arrendatarios, socios y accionistas.

Nuestra decisión de incorporar compañías de clase mundial para llevar a cabo nuestra estrategia es, desde nuestro punto de vista, una situación de ganar-ganar. No sólo incrementamos la liquidez en nuestros mercados aprovechando la inversión extranjera, sino que también cumplimos nuestra misión de ser la empresa inmobiliaria líder en México al compartir nuestras áreas de especialización.

THE PEABODY GROUP

Así, de la mano de The Peabody Group, la empresa logró constituir con éxito un portafolio de 5.5 millones de pies cuadrados de espacio rentable, por medio de la asignación de ingresos al mercado inmobiliario industrial, creando así el segundo portafolio industrial en importancia en México. Lo anterior no sólo fue el resultado de la adecuada estrategia de G. Acción de buscar oportunidades de alto crecimiento en el mercado, sino también del apoyo y de la participación de nuestros socios estratégicos tales como Peabody.

Un excelente ejemplo de nuestro éxito es la reciente transacción, la más grande en su tipo en México: la venta del portafolio antes mencionado, por un valor de 296 millones de dólares a LaSalle/Calpers, firmada en febrero de 2004. Este portafolio fue adquirido conjuntamente con Peabody a partir de julio de 1999. La transacción marcó la culminación de la estrategia de co-inversión con fondos inmobiliarios e institucionales con experiencia, desarrollando propiedades y vendiéndolas con rendimientos elevados.

Los resultados fueron una combinación de cinco años de relación constructiva entre el equipo de Peabody, dirigido por Jeremiah W. O'Connor y nuestros colaboradores. Aprovechamos su experiencia en el sector inmobiliario y en los mercados de capital en combinación con nuestras habilidades para operar en el mercado local.

AMB

Con AMB Property Corporation logramos construir un portafolio de más de un millón de pies cuadrados en propiedades que generan ingresos, ubicadas en el Distrito Federal y en Guadalajara. Este portafolio se encuentra ocupado en su totalidad. Durante el primer trimestre vendimos un centro de distribución de 800 mil pies cuadrados en San Martín Obispo a Procter & Gamble, venta que representó un beneficio importante tanto para AMB como para G. Acción.

En el Distrito Federal estamos llevando a cabo un esfuerzo estratégico por ofrecer centros de distribución de primera y bodegas con especificaciones de clase mundial, difíciles de encontrar en el mercado actual.

Con este fin, adquirimos 34 hectáreas de terrenos en San Martín Obispo (norte del Distrito Federal) para así aprovechar un fuerte mercado de pre-renta y desarrollar tanto proyectos bajo pedido, como oportunidades de especulación. Tenemos suficientes reservas para desarrollar 2 millones de pies cuadrados y, dada la dimensión del mercado, trabajaremos por asegurar terrenos adicionales en el futuro. Como resultado, actualmente desarrollamos el centro de distribución de Kraft y tenemos amplios planes potenciales de construcción. Nuestra intención es formar el mejor portafolio de centros de distribución de México.

KIMCO

Tomamos la decisión de regresar al sector comercial por medio de alianzas estratégicas en el año 2003. Este importante sector resurgió como un área con un enorme potencial de crecimiento y nuestra experiencia será clave para el éxito. Nuestra incursión fue mediante una asociación con Kimco Realty Corporation, una REIT (Real Estate Investment Trust) con base en Nueva York que opera y desarrolla centros comerciales en México, y sobre todo, en Estados Unidos y Canadá.

Durante el cuarto trimestre, G. Acción completó la adquisición del centro comercial López Mateos en Chihuahua en asociación con Kimco. G. Acción tiene una participación de 10% lo cual le permite a la empresa obtener ingresos por administrar la propiedad, honorarios por desarrollo, y a la vez tener derecho a una prima una vez que se alcancen ciertos rendimientos en las metas de inversión.

VIVIENDA

Nuestra decisión de desarrollar vivienda media en el sector residencial se tomó llevando a cabo la estrategia de minimizar riesgos y obtener altos rendimientos. Lo anterior consiste en encontrar inversionistas locales que contribuyan con su especialización y conocimiento de mercado, así como con máximo el 10% del capital. G. Acción contribuye con la cantidad restante. Hacia fines del año 2003, hemos asegurado suficientes reservas de terrenos para construir 285 unidades y poder llevar a cabo nuestro programa de 2004. Tenemos dos desarrollos en preventa con 35% ya vendido y cinco nuevos desarrollos programados para preventa durante la segunda mitad de 2004. Esto representa para nosotros una prueba de la amplia aceptación que hemos tenido en el mercado.

Tenemos la certeza de que el negocio de la vivienda representa un gran potencial para nosotros. Actualmente, la creciente demanda ocasionada por la falta de créditos a la vivienda desde 1994 en el sector de vivienda media es de alrededor de 12,000 unidades para la Ciudad de México y el área metropolitana. Lo anterior aunado al hecho de que los bancos comerciales están otorgando financiamientos a la vivienda, le ha dado un impulso importante a este sector, convirtiéndolo en uno de alto crecimiento, altos rendimientos y excelentes oportunidades de inversión.

HACIA EL FUTURO

Nos sentimos muy confiados en lo que respecta al futuro de la empresa. La diversificación de nuestros activos a través de inversiones minoritarias, nuestra capacidad para asociarnos con empresas inmobiliarias de primera clase y con amplia experiencia, así como la flexibilidad de nuestra estrategia, nos han permitido aprovechar las oportunidades de alto crecimiento y el valor agregado que logramos crear para nuestros socios. Esta ha resultado ser la combinación ideal para G. Acción a medida que nos esforzamos por crear flujos de ingresos dentro del sector inmobiliario y por convertirnos en un vehículo de inversión para nuestros accionistas y nuestros socios por igual.

Nos gustaría agradecer al equipo de administración por su apoyo contínuo para alcanzar nuestras metas y objetivos, a nuestros clientes por su preferencia y a nuestros socios y accionistas por su confianza. Seguimos comprometidos con mantener a G. Acción a la vanguardia de la industria y conservar nuestro nombre y reputación, produciendo resultados a largo plazo superiores al promedio.



Pablo Escandón Cusi
Presidente del Consejo de Administración



Luis Gutiérrez Guajardo
Presidente Ejecutivo y Director General

2003 was a challenging year. In spite of the low economic growth and a decline in real estate fundamentals for the markets we participate in, this year we had good financial results. Furthermore, this year, we consolidated our strategy to take advantage of the growing sectors by shifting the activities of the company.

We created important institutional relationships and as a result we have become an important investment vehicle for institutional capital that wants access to the real estate sector in Mexico.

Recently, we completed one of the largest real estate transactions in Mexico by selling an important industrial portfolio consisting of 5.5 million sq.ft. for US $296 million dollars to La Salle/Calpers. This successfully ended our strategic alliance with The Peabody Group, which began in 1999. The returns derived from this alliance were better than expected for both Peabody and G. Acción's shareholders.

Our objective is to enhance the net asset value of each investment, which in turn increases value for our tenants, partners and shareholders.

In the corporate office sector, we have demonstrated our leadership and have maintained an occupancy rate of 94% while the fundamentals of the sector have weakened recording an average occupancy of 80%.

SHIFTING OUR ACTIVITIES TO GROWING SECTORS

The company decided to shift its activities and partake in sectors where the company had been inactive in the past and sectors where the Company had not participated in previously. This strategy provides a mix of short and long term revenues which will strengthen the Company's financial performance.

During 2003, several events took place resulting in ideal market conditions for G. Acción. The retail market experienced growth derived from the competitive consumer lines of credit, which were practically canceled in 1994 and re-established in 2000. Consumers exercised their increased purchasing power and pushed an expansion in the suburban grocery-anchored retail centers. While the manufacturing sector was hit by an exodus of labor intensive jobs to countries with lower costs such as China, the Mexican economy gathered momentum as the U.S. market outlook improved. A growing need for distribution centers and warehousing facilities emerged as a response to the increasing demand for goods and services throughout highly populated areas such as Mexico City. Considering that a city with a population of over 20 million people has an industrial real estate market the size of Reno in the US, we can evidently perceive the opportunities in this sector. As for the housing sector, commercial banks competed to gain market share in the growing market for mortgage loans. The middle income housing market took advantage of the availability of low interest mortgages - an opportunity that did not exist during the 1994 to 2000 period. These conditions fostered a positive environment for G. Acción to consolidate and implement the strategy it had been formulating since 2002 by taking advantage of the increased demand for middle-income housing that had not been satisfied due to the lack of accessible mortgages.

Given these changes we decided to concentrate our activities and build a premier property portfolio consisting of distribution facilities located in the main Mexican markets. For the second time in our history, we decided to enter the shopping center market by investing in grocery store anchored projects, and for the first time, we are undertaking the development and sale of middle-income housing.

WORLD CLASS PARTNERS

The Company's vision is to become the prime vehicle for the allocation of institutional capital into the Mexican real estate sector by providing solutions to meet the needs of domestic and international clients via the acquisition, development, management and disposition of asset properties throughout the country.

Our formula for success, which is to finance transactions through co-investments with capital partners strategically redistributing capital, has enabled G. Acción to grow its portfolio while retaining high quality clients such as Sony and General Electric. Our objective is to enhance the net asset value of each investment, which in turn increases value for our tenants, partners and shareholders.

Our strategy of getting world-class corporations on board to implement our strategy is, in our view, a win-win situation. Not only do we increase liquidity in our markets and take advantage of foreign investment, but we also fulfill our mission of being the premier real estate company in Mexico by sharing our expertise.

THE PEABODY GROUP

Together with The Peabody Group the Company successfully built a property portfolio of 5.5 million sq.ft. of leasable space, allocating investment to the industrial real estate market and creating the second largest industrial portfolio in Mexico. This was a result of both, G. Acción's core strategy of seeking high-growth opportunities in the market and the support and contribution of our strategic partners such as Peabody.

A prime example of the Company's success was the transaction we completed in February of 2004. The sale of a portfolio consisting of 56 properties to LaSalle/Calpers for US $296 million dollars is the largest of its kind performed in Mexico. This portfolio was co-owned by Peabody since July 1999. This transaction marked the culmination of the successful strategy of co-investing with seasoned real estate and institutional funds, developing properties and selling portfolios resulting in high returns.

The result was a combination of five years of productive relationship between the Peabody team led by Jeremiah W. O'Connor Jr. and our group. We were able to benefit from their real estate and capital market expertise and our ability to perform locally.

AMB

Together with AMB Property Corporation, we were able to build a portfolio of over one million sq.ft. of income-generating properties located in Mexico City and Guadalajara. This portfolio has a 100% occupancy rate. During the first quarter of 2003, we sold a distribution facility with an area of 800,000 sq.ft. located in Mexico City in the San Martín Obispo market to Procter and Gamble yielding important benefits for both AMB and G. Acción.

In Mexico City we are leading a strategic effort to offer state of the art distribution facilities, warehouses with world-class specifications that are difficult to find in the current market. For this purpose, we purchased 34 hectares of land reserve in San Martín Obispo, in order to take advantage of a strong pre-leasing market and develop build to suit properties and speculative buildings. We have enough reserves to develop 2 million sq.ft. and, given the size of the market, we will work to secure additional land for future use. Consequently, we are currently building a distribution facility for Kraft and have a pipeline of speculative projects. We intend to build the best distribution facility portfolio in Mexico.

KIMCO

In 2003 we decided to return to the retail sector via strategic alliances. This important real estate market reemerged as a segment with tremendous growth potential. Our experience will be the key to our success. Our entry was through a strategic partnership with Kimco Realty Corporation, a New York based REIT that operates and develops shopping centers throughout the US and Canada with some properties located in Mexico.

During the fourth quarter of 2003, G. Acción acquired the López Mateos shopping center located in Chihuahua, with Kimco as co-investor. G. Acción has a 10% stake in this project which allows the Company to collect income for managing the property and fees for development, while being entitled to a premium upon meeting a specified return on investment targets.

HOUSING

The entry into the middle-income housing and residential sector was done via a strategy that is consistent with our goal of minimizing risk and achieving high returns. This strategy consists of finding local investors who contribute their expertise and market knowledge, as well as up to 10% of the capital, while G. Acción provides with the remnant. By the end of 2003, we secured enough land reserves where we will build 285 units to begin our 2004 housing program. We currently have two projects in the presale stage with 35% of the units sold. As evidence of the positive response we have gotten for the market, we currently have five new projects scheduled to enter the pre-sale stage during the second half of 2004.

We believe that the housing business in particular holds great potential for us. Currently the increased demand in the middle-income housing sector caused by the lack accessible mortgages since 1994, is of approximately 12,000 units in Mexico City and its metropolitan area. This, together with the fact that commercial banks are offering competitive financial instruments for individuals to acquire a home, has made this sector a high-growth and high-return investment opportunity.

LOOKING AHEAD

We are confident about the company's future. The diversification of our assets via marginal investments, our ability to partner with experienced high-quality real estate companies and the flexibility of our strategy, allow us to take advantage of high growth opportunities and benefit from the added value we create for our partners. This is the perfect combination for G. Acción, as we strive to create revenue streams from the real estate sector and become the prime investment vehicle for our shareholders and our partners alike.

We would like to thank our management team for their continued support in reaching our goals and objectives, our clients for their preference, and our strategic alliance partners and shareholders for their trust. We remain committed to keeping G. Acción in the forefront of the real estate industry and preserving our brand name and reputation by generating higher than average long-term returns.

Pablo Escandón Cusi
Chairman of the Board

Luis Gutiérrez Guajardo
President and CEO



Alianzas estratégicas y sectores de inversión

La misión de la compañía es ser el vehículo líder para invertir capital institucional en el sector inmobiliario en México, proporcionando soluciones para clientes nacionales e internacionales mediante la adquisición y desarrollo de propiedades.

Strategic alliances and investment's sectors

The Company's mission is to be the prime vehicle to allocate institutional capital into the real estate sector in Mexico, providing real estate need-based solutions to domestic and international clients, through acquisition and development.



G. Acción es la empresa inmobiliaria pública líder en México. Nuestra misión es proporcionar ante las inversiones institucionales del sector inmobiliario, un producto adecuado por medio de oportunidades de adquisición o desarrollo.

G. Acción se caracteriza por buscar asociaciones estratégicas con los mejores inversionistas especializados en los sectores inmobiliarios que ofrezcan ventajas importantes para la inversión institucional. Identificamos las oportunidades, invertimos con nuestros socios en ellas y nos aseguramos de mantener los niveles de ejecución y operación indispensables para proporcionar los niveles de calidad y seguridad que nuestros clientes e inversionistas merecen.

En los últimos dos años G. Acción ha logrado asociaciones estratégicas con AMB Property Corporation para invertir en el sector industrial y con Kimco Realty Corporation para invertir en el sector de centros comerciales; ambas bajo esquemas similares de asociación, generando sinergias y resultados por demás sobresalientes.

A finales del año 2003, en G. Acción, demostramos nuestra capacidad de gestión bajo este formato. Concluimos exitosamente el primer ciclo de inversión con fondos institucionales a través de la disposición de un importante portafolio de propiedades industriales construido conjuntamente con nuestro primer socio estratégico: The Peabody Group. El tamaño de la transacción y los resultados obtenidos en cuanto a rentabilidad y estructuración de la operación son claras evidencias del éxito logrado.

Actualmente G. Acción administra, a través de inversiones propias o de aquellas realizadas en conjunto con nuestras alianzas estratégicas, aproximadamente ocho millones de pies cuadrados entre edificios corporativos, naves industriales, centros comerciales y proyectos residenciales.

G. Acción is the leading public real estate company in Mexico. Our mission is to provide an optimal real estate product to institutional investors via the acquisition or development of properties.

G. Acción seeks to form strategic alliances with international investors who are leaders in real estate sectors that offer beneficial opportunities for institutional investment. We identify opportunities, invest with our strategic partners, and maintain the required key levels of operation and performance that provide the quality and security required by our clients and investors.

Over the last two years, G. Acción formed strategic alliances with both, AMB Property Corporation, to invest in the industrial real estate market, and Kimco Realty Corporation, to invest in the retail shopping center sector. Both alliances were formed under similar schemes, generating synergies and yielding outstanding results.

At the end of 2003, G. Acción showed evidence of our ability to manage these alliances. We successfully completed our first investment cycle by disposing of an important property portfolio acquired with institutional funds from our first strategic partner: The Peabody Group. The structure, size and profitability of this transaction are evidence of our success.

Currently, G. Acción oversees a portfolio of over 8 million sq. ft. of industrial, retail, corporate office and housing properties that have been acquired either by G. Acción's direct investment or through our strategic alliances.


G.ACCION
Mercados
Markets
Alianzas estratégicas
Strategic alliances
Empresas filiales
Affiliatted companies
Industrial
Vivienda
Residential
Comercial
Retail
Oficinas
Offices
THE PEABODY GROUP
AMB
AMB PROPERTY CORPORATION
Kimco Realty
Corporation
CUSHMAN & WAKEFIELD
Central
Parking
System
México



O'CONNOR CAPITAL PARTNERS

JPMorganChase

THE PEABODY GROUP



OXFORD CABLE
Querétaro, Qro.



NORGREN
Querétaro, Qro.

The Peabody Group es un fondo cerrado global de inversión inmobiliaria de $850 millones de dólares, que ha invertido exitosamente desde 1998 en los principales mercados inmobiliarios de Europa y América. Peabody es administrado por O'Connor Capital Partners y JP Morgan & Co., tiene inversionistas institucionales de la más alta calidad y su sede se encuentra en la ciudad de Nueva York.

The Peabody Group ha adquirido, desde julio de 1999, 52 millones de acciones comunes de G. Acción; mismas que lo han hecho tenedor del 41% de participación en la compañía, convirtiéndose en el socio individual más importante de la empresa actualmente.

O'Connor Capital Partners es una prestigiada firma inmobiliaria privada de alcances globales, fundada en 1983. Esta firma tiene la capacidad de identificar oportunidades y vehículos de operación inmobiliaria que ofrezcan a sus inversionistas rendimientos por demás interesantes, tal y como lo ha demostrado a través de los resultados de su gestión como socio-general en los diferentes fondos que ha conjuntado, operado y liquidado.

La Asociación estratégica que G.Acción forjó con The Peabody Group se inició hacia mediados de 1999. Se consolidó un importante portafolio de propiedades industriales en México de más de 5.5 millones de pies cuadrados; a través de su venta se logró capitalizar, a favor de ambas instituciones y de sus inversionistas, la importante plusvalía que el mercado ha otorgado a este tipo de activos.

La estructura de capital diseñada para los procesos de inversión y venta de este portafolio es un claro ejemplo de la alta sofisticación y valor agregado que una asociación de este tipo es capaz de generar.

The Peabody Group is an $850 million dollar global real estate fund that has, since 1998, invested in top European and American real estate markets. Based in New York, Peabody is co-sponsored by O' Connor Capital Partners and JP Morgan & Co and consists of specialized institutional investors.

Since July 1999, The Peabody Group has acquired 52 million common shares, or a 41% stake in the company, thus becoming the most important individual investor in the company.

O'Connor Capital Partners is a prestigious privately held, independent real estate investment firm founded in 1983. Its track record as a General Partner in the various funds it has formed and operated has proven its ability to identify investment opportunities that yield attractive returns to its investors.

The strategic alliance that G. Acción formed with the Peabody Group started during the second half of 1999. We were able to put together an important industrial property portfolio comprised of over 5.5 million sq ft. Through the disposition of this portfolio, we were able to capitalize the gains of the important increase in value of these properties favoring both, our Company and institutional investors.

The capital structure designed for the investment process and sale of these assets provides an example of our sophisticated alliance strategy through which we are able to generate attractive added value to investors.


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AMB PROPERTY CORPORATION



AMB Property Corporation es una REIT (Real Estate Investment Trust) enfocada a inversiones inmobiliarias en propiedades industriales con 5,400 millones de dólares en activos. Establecida en la ciudad de San Francisco, desde 1983, ha tenido un enfoque muy especial: invertir en mercados donde la tierra se manifiesta como un recurso escaso, concentrar sus esfuerzos al sector distribución y atender las necesidades de espacio para almacenaje y operación cerca de las principales terminales aéreas de las grandes ciudades capitales del mundo entero.

AMB Property Corporation a REIT (Real Estate Investment Trust) is focused on industrial real estate investment and has approximately US $ 5.4 billion in assets. Established in San Francisco since 1983, its strategic approach has been to acquire distribution facilities located in supply-constrained locations, adjacent to the largest airports in capital cities worldwide.



Como parte de su estrategia de crecimiento a nivel internacional y como uno de los primeros pasos de AMB fuera de los Estados Unidos, en Abril de 2002, firmó una asociación estratégica con G. Acción bajo un esquema de inversión para adquisiciones y desarrollos inmobiliarios de tipo industrial en los mercados de Monterrey, Guadalajara y Ciudad de México, donde G. Acción invierte el 10% y AMB el 90% restante del capital requerido.

In April of 2002 AMB took a first step into the international markets and as an important component of AMB's international growth strategy, it formed a strategic alliance with G. Acción. The partnership has targeted industrial properties in the Monterey, Guadalajara and Mexico City markets. G. Acción will invest 10% of the required capital and AMB will provide the remaining 90%.

G. Acción aporta el conocimiento local de los mercados y procesos de negocio y da valor a la asociación a través de la identificación y operación de las oportunidades de inversión. Por su parte, AMB genera sinergias con clientes y colabora de manera importante al mantener la asociación a la vanguardia con respecto a lo que las importantes multinacionales demandan en eficiencia, diseño y desarrollo en las principales capitales donde tienen operaciones. Las dos empresas obtienen importantes beneficios claramente incentivados por el adecuado desarrollo de las estructuras de inversión donde los objetivos de ambas partes se encuentran debidamente alineados.

G. Acción contributes to this partnership by providing local real estate market knowledge and by identifying and managing profitable investment opportunities. AMB generates synergies with its clients and keeps the joint venture up to par with multinational standards in efficiency, design and development requirements of top cities in the world where AMB operates. AMB and G. Acción derive benefits from this partnership motivated by the development of investment structures where both companies' objectives are properly aligned.

Area de desarrollo AMB-G. Acción en San Martín Obispo

AMB-G.Acción development at San Martín Obispo area

El importante crecimiento que se observó en el sector industrial durante el 2003 ocurrió principalmente en el sector de distribución incentivado por las grandes compañías multinacionales de productos de consumo instaladas en México. La búsqueda permanente de estas compañías para tener mayor eficiencia en sus operaciones y dar un mejor servicio a sus clientes finales y cadenas mayoristas ha sido un gran detonante en este tipo de transacciones. Esperamos que esta tendencia continúe durante los próximos años.

Consumer goods multinationals that are permanently searching for operating efficiencies and looking to provide better service to final consumers and warehousing retailers have triggered the important growth in the industrial real estate market by establishing distribution centers in Mexico. Companies are constantly looking for opportunities to increase efficiency and trying to serve their end customers and wholesale retail chains better. These activities generated these type of transactions. We expect this trend to continue in the following years.

RYDER

San Martín Obispo, Estado de México


Ryder

A principios del 2003, G. Acción vendió el centro de distribución desarrollado en conjunto con AMB Property Corporation para Procter and Gamble; ubicado en la zona de San Martín Obispo, Estado de México, misma que ha mostrado una fuerte demanda de espacios para ser utilizados como grandes centros de distribución y logística.

Asimismo, G. Acción cerró dos operaciones más con su socio AMB mediante la adquisición de dos terrenos ubicados en la misma zona y que cuentan con más de 3.6 millones de pies cuadrados que serán destinados, principalmente, como centros de distribución y almacenaje.

AMB y G. Acción han formado un portafolio de poco más de un millón de pies cuadrados de propiedades generadoras de renta, en Guadalajara y en el Estado de México. De igual manera se ha diseñado un agresivo plan estratégico para la adquisición de reservas territoriales en los principales mercados que nos permitirá continuar con la asociación de importante desarrollo sostenido durante los próximos cinco años.

El alto índice de ocupación que muestra el portafolio formado con AMB es una muestra evidente de la vigencia de nuestra estrategia conjunta para el diseño de este tipo de producto. México representa, junto con Tokio, el mercado de mayor crecimiento para AMB.

During the first quarter of 2003, G. Acción sold a distribution center developed through our strategic alliance with AMB to Procter & Gamble. The facility is located in San Martín Obispo, Estado de Mexico; a real estate market that has shown an increased demand for distribution and logistic facilities.

G. Acción and AMB closed two additional operations in this market by acquiring two land properties that add to 3.6 million sq ft which will be used for developing distribution and warehouse facilities.

AMB and G. Acción have created a lease revenue generating property portfolio of over one million square feet located in Guadalajara and Estado de Mexico. We designed an aggressive strategic plan to acquire land reserves in the most important industrial markets in Mexico allowing us to continue operating this joint venture for the next five years with sustained property development.

The high occupancy rate of the G. Acción - AMB portfolio demonstrates the effectiveness of our strategy used to design these real estate products. Mexico and Tokyo are both the largest growing markets for AMB's international expansion.



Vendido a: PROCTER & GAMBLE
Sold to: PROCTER & GAMBLE
Estado de México

Kimco Realty Corporation

Kimco Realty es una REIT (Real Estate Investment Trust) pública especializada en la inversión y manejo de oportunidades de inversión inmobiliaria en proyectos conocidos comúnmente como plazas o centros comerciales que, anclados a una tienda de autoservicio, atienden las necesidades locales de bienes y servicios.

Fundada en la ciudad de Nueva York en 1962, Kimco actualmente cuenta con 4,600 millones de dólares en activos y recientemente ha iniciado inversiones fuera de los Estados Unidos, en México y Canadá.

El portafolio de Kimco Realty Corp cuenta con aproximadamente 700 diferentes proyectos y 100 millones de pies cuadrados en espacios rentables. G. Acción, por su parte, cuenta con una amplia experiencia en este sector tras haber desarrollado más de quince proyectos de este tipo.

Los proyectos desarrollados en esa época fueron estructurados y vendidos a usuarios finales a través de condominios debido a la carencia de capital y fuentes de financiamiento que el sector había presentado en ese momento.

La mejoría en la capacidad de consumo de nuestro país sumada a la demanda de cada vez más proyectos de este tipo, con diseño y funcionalidad adecuados, han hecho que se identifique a este sector como uno de oportunidades interesantes y con barreras de acceso más fuertes que otro tipo de productos.

Es por ello que, en Octubre de 2003, G. Acción firmó una asociación estratégica con Kimco Realty Corp. con el fin de invertir en el desarrollo y adquisición de Centros Comerciales en las ciudades de mayor y mediana importancia dentro de la República Mexicana.

Con la finalidad de consolidar el primer verdadero portafolio de propiedades de este tipo, Kimco y G. Acción invierten para generar rentas en pesos con una expectativa de mejoramiento de los índices de capitalización en este tipo de proyectos.

Kimco Realty Corporation is a leading retail REIT (Real Estate Investment Trust) that specializes in acquisitions, development, and management of neighborhood shopping centers. These centers are typically anchored by a grocery store and satisfy the local needs for goods and services.

Kimco was founded in New York in 1962 and currently owns US $4.6 billion in assets. Kimco has recently started to invest internationally in Mexico and Canada.

Kimco owns a property portfolio that consists of approximately 700 projects adding up to 100 million sq ft of leasable area. On the other hand, G. Acción has ample experience in this sector given its experience developing fifteen retail projects in Mexico.

Due to the lack of capital and financing sources this sector has experienced in the past, the projects developed by the company were structured and sold as retail condominiums.

The improved purchasing power in our country and the increasing demand for functional and well designed retail projects present attractive investment opportunities in a sector characterized by stronger barriers to entry than those presented by other markets.

For this reason, in October 2003, G. Acción formed a strategic alliance with Kimco Realty Corp. to invest in the development and acquisition of shopping centers in the most important large and medium sized cities in Mexico.

Kimco and G. Acción are currently consolidating the first property portfolio of its kind by co-investing in properties that generate peso denominated lease revenues expecting to improve the capitalization rates in this type of projects.







Centro comercial López Mateos
López Mateos shopping center

Ciudad Juárez, Chihuahua

El programa con Kimco dio inicio durante el 2003 con la adquisición de un centro comercial en Ciudad Juárez que tiene como tienda ancla un establecimiento de autoservicio de la cadena Soriana.

El producto típico consistirá en proyectos de carácter local, con una tienda de autoservicio como ancla, rodeada de pequeños comercios y en algunos casos tiendas sub-ancla.

Las rentas de estos centros comerciales tienen incrementos anuales de acuerdo a la inflación mexicana. El plazo de arrendamiento para los locales pequeños es de 3 a 5 años y la calidad promedio de los flujos es balanceada de manera importante por la incorporación de los flujos provenientes de las tiendas anclas y sub-anclas con una duración de contratos igualmente mayor a la presentada por los pequeños comerciantes.

De manera similar a la asociación descrita con AMB, nos convertimos en el socio operador de este tipo de oportunidades, asumiendo la importante responsabilidad de identificar, consolidar y administrar cada una de las inversiones. El valor agregado de la relación por parte de Kimco es representado por la experiencia que guarda con las principales cadenas comerciales de los Estados Unidos, siendo así, un importante activo en esta asociación.

The investment plan started in 2003 with the acquisition of a shopping center in Ciudad Juarez. The project has a Soriana grocery store as anchor.

The typical product in this sector will consist of a local or neighborhood shopping center with a grocery store as an anchor surrounded by smaller stores. In some cases, the shopping centers will also have sub-anchors.

Shopping centers will generate peso denominated lease revenues which will increase according to Mexican inflation index. The average life of the lease agreement for the smaller stores is of 3 to 5 years while anchors have longer leases. The revenue stream quality is balanced by lease revenues generated by anchor and sub-anchor stores.

Parallel to the AMB strategic alliance, G. Acción's role is that of the operating partner who will seek opportunities in the retail real estate market. G. Acción will take on the important responsibility of identifying, consolidating and managing each of the investments. Kimco offers its vast experience with major retail chains in the United Stares as an asset for this partnership.



CUSHMAN & WAKEFIELD



Cushman & Wakefield Inc. es una de las cinco firmas más importantes de servicios inmobiliarios a nivel mundial. Inició operaciones en México en 1992 y desde esa fecha ha mantenido una estructura de participación del 50%-50% en combinación con G. Acción.

Cuenta con más de 85 años de experiencia y con una red global en 163 oficinas alrededor de 49 países.

Cushman & Wakefield ofrece servicios integrales de asesoría estratégica inmobiliaria, corretaje, servicios financieros, consultoría, valuación, administración y manejo integral de portafolios.

Dentro de los clientes en México de Cushman & Wakefield destacan Ericsson, MetLife, Zurich, Nadro, American Express, Dixon y Citibank entre otros.

Cushman & Wakefield Inc. is one of the top five real estate service firms worldwide. It started operating in Mexico in 1992 and since then G. Acción has maintained a 50% stake in the company.

Cushman and Wakefield has over 85 years of experience and a global network of 163 office locations in 49 countries.

Cushman and Wakefield provides integral real estate services including brokerage, and financial services, consulting, research, valuation and property management.

Some of Cushman and Wakefield clients include Ericsson, MetLife, Zurich, Nadro, American Express, Dixon and Citibank.

Central Parking System México



Central Parking System Mexico (CPSM) fue fundada en 1994 mediante una alianza estratégica entre G. Acción y la empresa de estacionamientos más importante del mundo, con base en la ciudad de Nashville y listada en la bolsa de valores de Nueva York, Central Parking Corporation.

Central Parking Corporation es una empresa global, líder en la operación, consultoría y administración de estacionamientos, con negocios en Canadá, Perú, Colombia, Venezuela, Puerto Rico, España, Chile, Malasia, Holanda, Alemania, Reino Unido, etc., además de México y Estados Unidos.

Central Parking System Mexico (CPSM) was created in 1994 through a strategic alliance between G. Acción and Central Parking Corporation. Based in Nashville and publicly traded in the New York Stock Exchange, Central Parking is the most important parking services company in the world.

Central Parking is the leading provider of parking and transportation related services including consulting and management of parking lots. It operates throughout the United States, Mexico, Canada, Peru, Colombia, Venezuela, Puerto Rico, United kingdom, Spain, Chile, Malaysia, the Netherlands, and Germany and .





ARQUÍMIDES

G. Acción busca cubrir el segmento de vivienda media y residencial donde se aprecia un rezago importante en demanda satisfecha, aprovechando el impulso que los bancos están dando al otorgamiento de créditos hipotecarios cada vez en condiciones más competitivas para el cliente final.

El tamaño de los proyectos que actualmente desarrolla G. Acción oscila entre las 20 y 120 unidades con un rango de tamaño entre 50 y 200 m2 (750 y 2,100 pies cuadrados) y con un valor de venta final de los 60 a los 200 mil dólares.

La estrategia de inversión ha sido estructurada a través de socios locales con experiencia y talento probado en el sector, consiguiendo de este modo que nuestros socios nos acerquen oportunidades importantes de inversión en forma permanente al mismo tiempo que nos ayudan en la gestión de los proyectos para maximizar nuestra eficiencia en costos y en la utilización de nuestras áreas de soporte. El control global de los proyectos, a cargo de G. Acción, ha sido una ventaja que nuestros socios y nuestros clientes finales han reconocido de forma importante.

The middle-income housing sector presents a lag in satisfied demand, thus G. Acción seeks to cover this niche by taking advantage of the fact that banks and financial institutions are granting mortgage loans at competitive rates for end customers.

A typical housing project developed by G. Acción consists of 20 to 120 units with an area of 500 sq ft to 2,100 sq ft each. The price range goes from US $60,000 to US $200,000 dollars.

The investment strategy has been structured by finding experienced and talented local partners, who lead us to permanent investment opportunities and assist us in project management thus we maximize cost efficiency and support usage. G. Acción has global control over the projects and that has been a recognized advantage for our partners and clients.



AMORES

A partir de la segunda mitad del año 2003 G. Acción inició sus inversiones en el sector residencial de nivel medio invirtiendo en proyectos en las colonias Roma, Condesa, San Rafael, Del Valle y Polanco; donde ya se ha iniciado el periodo de construcción y pre-venta con una reacción favorable del mercado.

G. Acción initiated operations in the middle-income housing sector during the second half of 2003 by investing in properties located in the Roma, Condesa, San Rafael, Del Valle and Polanco areas. The projects are currently being built and the markets have responded favorably to the presale of units.



DEL VALLE



ALTAMIRANO

vivienda



MERIDA

oficinas
corporate offices

El mercado de oficinas ha mostrado un desarrollo espectacular en la última década. Entre 1993 y 2003 el sector creció 130% manifestando la mayor actividad en las zonas de Santa Fe, Lomas y Polanco.

De acuerdo con cifras reportadas por nuestro socio Cushman & Wakefield la mayor actividad en construcción de edificios en el 2003 fue en la zona de Santa Fe debido a la terminación de 6 edificios corporativos.

La actividad de sobre-oferta de edificios corporativos en la zona ha traído como consecuencia una disminución en los precios de renta y un aumento en los niveles de desocupación del mercado entre el 20% al 25%; mismos que han sido causados por la disminución en el crecimiento de las compañías multinacionales y por el fenómeno global de consolidaciones y disminución de costos en general. Sin embargo, la disminución en las tasas de interés ha ayudado a este sector a mantener una relativa estabilidad y soporte, a pesar de que el exceso en la demanda ha traído como natural consecuencia una disminución en los niveles de renta de mercado.

The corporate office market has grown impressively during the last decade. In the 1993-2003 period, there was a 130% growth rate in this sector, with the predominant activity in the Santa Fe, Lomas and Polanco markets.

According to data published by our partner, Cushman & Wakefield, the most active corporate office real estate market was Santa Fe, where 6 buildings were completed and delivered during the past year.

The excessive offer of corporate office space in this market has resulted in lower prices and an increase in vacancy rate reaching a 20% to 25% range. This is also the result of a slow down in growth for multinational companies derived from the global trend of consolidation and cost reduction. The decrease in interest rates has helped this market to achieve stability even though there is an excess offer that has brought a decrease in the occupancy level.



Torre del Angel
Ciudad de México
Mexico City

Con un nivel de desocupación muy por debajo del nivel de mercado, el portafolio de oficinas de G. Acción ha mostrado una estabilidad interesante y el plazo remanente en nuestros contratos de arrendamiento nos da la confianza necesaria para pronosticar que estaremos en posibilidades de sobrepasar de manera exitosa la parte baja del ciclo que el sector actualmente presenta.

G. Acción's corporate office portfolio has remained stable; it has a lower vacancy rate than the market average and its remaining average lease term gives us confidence to predict that we will successfully overcome the low business cycle that the sector is currently going through.

El 28 de Febrero de 2003, G. Acción anunció la entrega del edificio de oficinas corporativas en la zona de Santa Fe a Sony de México. Este edificio se desarrolló en nueve meses y medio y cuenta con poco más de 8,000 m2 (86 mil pies cuadrados). La empresa tiene firmado un contrato de arrendamiento con Sony de México a largo plazo.

On February 28 2003, G. Acción announced the completion and delivery of a corporate office building in the Santa Fe area leased to Sony de México. The building, completed in 9 months, has an area of 86,000 sq. ft. It was leased under a long-term agreement.

SONY • Ciudad de México • Mexico City


SONY



Resumen financiero

Financial highlights

03

EBITDA


99
00
01
02
03
0
100,000
200,000
300,000
400,000
500,000

* Miles de pesos al 31 de Diciembre de 2003.
In Ps. thousands as of December 31, 2003.

Ingresos por arrendamiento
Leases revenues


99
00
01
02
03
0
100,000
200,000
300,000
400,000
500,000

* Miles de pesos al 31 de Diciembre de 2003.
In Ps. thousands as of December 31, 2003.

Utilidad bruta
Gross income



99
00
01
02
03
0
100,000
200,000
300,000
400,000
500,000

* Miles de pesos al 31 de Diciembre de 2003.
In Ps. thousands as of December 31, 2003.

Tamaño del portafolio
Portfolio size



99
2,600,022
00
3,890,077
01
5,625,004
02
7,330,223
03
7,957,220
0
2,000,000
4,000,000
6,000,000
8,000,000

* Pies Cuadrados al 31 de Diciembre de 2003.
In Sq.Ft. as of December 31, 2003.

Consejo de administración
Board of directors

